GroGuru, Inc.

Strategic Irrigation Management for Commercial Farmers

🐦 📷 🔊 GROGURU.COM



 *GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.*

Patrick Henry

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Why you may want to support us...

1. We have significant market traction and explosive growth in what will be a huge market. GroGuru offers a patented technology that enables a proprietary data set and recommendations based on that data.

2. We have a world-class team with the track record and experience to win in this market. We have the right business, technical and domain expertise.

3. We have "multiple moats" of competitive advantage which will allow us to maintain a competitive advantage in this market long term.

Why investors ❤ us

WE'VE RAISED $3,801,007 SINCE OUR FOUNDING

 *"Permanent install and the data all throughout the year and across multiple years from the same spot is priceless."*

Grant Norwood
Owner of Norwood Farms in Henry County, TN

The founder

MAJOR ACCOMPLISHMENTS

 **Patrick Henry**

In the news



Downloads

📄 GroGuru WeFunder Presentation 05-20-2020.pdf

The GroGuru Story - Helping Farmers and Creating a More Sustainable Planet

GroGuru is focused on helping farmers implement strategic irrigation management. We deploy soil sensors that measure things like soil moisture, temperature and salinity.

We wirelessly transmit this data to the Cloud where we add additional information and make AI-based recommendations to farmers about when and how much to irrigate their crops. Our recommendation engine accounts for the data that we get from the soil sensors, but also crop type, weather, soil type, and additional data.



The GroGuru solutions help farmers increase crop yield, while at the same time preserve water and other scarce resources in a sustainable way. As a result, farmers can be more efficient and make more money.

GroGuru has deployed over 2,000 sensors across over 80 customers in the United States. This includes deployments on several hundred sites across over 20 crop types including: alfalfa, cotton, lemons, walnuts, grapes, asparagus, green beans, blueberries, pistachios, so ybeans, corn, hemp, olives, roses, raisins, cannabis, oranges, tomatoes, sorghum and almonds.

Initial customer deployments started in 2017, and GroGuru is now deployed in several key geographies across the US.



We are faced with a global problem of catastrophic proportions where we have too many people, and not enough food or water.

There are 800 million chronically undernourished people in the world today, we are already using 70 percent of the global fresh water supply for agriculture irrigation, and we need to increase food production by 70 percent by the year 2050 just to keep pace with population growth (Source: FAO).





Optimal irrigation is required to maximize crop yield, and save water and other scarce resources in a sustainable way. GroGuru's breakthrough irrigation management solution enables farmers to optimally irrigate their crops, and make more money.

Farmers use a variety of methods for making irrigation decision, but only about 10 percent of farmers in the U.S. are using soil sensors today, according to the FDA. Farmers that are using this technology are seeing increased crop yield and more efficient use of water and other resources, However, nearly all soil moisture sensors in the market today use cables from the sensors in the ground to the above ground telemetry. This requires annual installation and removal of the sensors in field crops like corn, soybeans, cotton, wheat, sorghum, and alfalfa. Even in fruit and nut trees and other perennial crops, many farmers do not want any cable based systems around their crops during harvest. GroGuru solves this problem by eliminating these cables.



GroGuru enables a permanent installation model for soil sensors using our breakthrough Wireless Underground System (WUGS) technology, which dramatically reduces total cost of ownership, improves scalability, and gives farmers year-round data that is critical for strategic irrigation management.

The GroGuru solution is buried below the till depth and has a five year battery life. It communicates via our proprietary wireless underground system, without cables, to an easy to remove LoRa network bridge. A base unit bridges from LoRa to LTE and transmits the data to the cloud. Over time, we will add other information about soil type, crop type and weather and apply machine learning to make recommendations to farmers about when and how much to irrigate. We provide the strategic irrigation recommendations via a simple user interface.





The GroGuru cable-based solution also provides a permanent installation for perennial crops, and offers an industry leading price-performance with the GroGuru soil sensor technology that measures soil moisture, salinity and temperature. We provide a choice to these farmers including a low cost solution using cables, or the WUGS system where no cables are present. Both solutions offer a significant value proposition to farmers with a payback typical period of less than one growing season.

GroGuru's strategic irrigation management solutions are easy to install and very easy and intuitive for farmers to use.

Investor Q&A

What does your company do? ⌄   – COLLAPSE ALL
GroGuru helps farmers make more money by increasing crop yield while saving water and other scarce resources in a sustainable way.

Where will your company be in 5 years? ⌄
We hope to be the leader in strategic irrigation management for commercial farmers, broadening our scope of monitoring and recommendations to other proprietary data sources including micronutrients in the soil.
